Morria Announces Corporate Trade Name Change to Celsus Therapeutics and The Appointment of Dr. Gur Roshwalb as Chief Executive Officer

New York, NY and London, UK – March 5, 2013 –Morria Biopharmaceuticals Plc (OTCQB: MRRBY), an emerging growth, development-stage biotech company, announced today that it has changed its trade name, and subject to shareholder approval its corporate name, to Celsus Therapeutics (the “Company”); and has appointed Gur Roshwalb, MD, as Chief Executive Officer. Celsus Therapeutics is focused on the development of a novel platform of first-in-class multi-functional anti-inflammatory drugs to improve the lives of people affected by serious and chronic allergic and inflammatory conditions. The Company’s development programs include its lead therapeutic candidates, MRX-6, for the treatment of atopic dermatitis (eczema), MRX-4, for the treatment of allergic rhinitis (hay fever), as well as potential treatments for ophthalmologic, pulmonary and gastrointestinal inflammatory conditions.

Dr. Roshwalb joins Celsus Therapeutics from Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was intimately involved in the valuation and diligence of numerous pharmaceutical and biotechnology companies. Prior to Venrock, he was a senior equity analyst at Piper Jaffray publishing research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and Board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

“I am thrilled to have the opportunity to lead Celsus at this pivotal juncture,” commented Dr. Roshwalb. “Celsus Therapeutics has brought on a phenomenal new team to advance the development of its first-in-class multifunctional anti-inflammatory platform. These compounds have shown human proof-of-principle in demonstrating powerful anti-inflammatory effects without the metabolic and other side effects that have limited the clinical use of corticosteroids. The introduction of our new brand, under the name of Celsus Therapeutics, is part of a broader revitalization that represents an important and exciting new phase for our company. We are committed to building a leading biopharmaceutical company, dedicated to developing and commercializing our transformational therapies for patients impacted by serious and debilitating conditions.”

“We look forward to Dr. Roshwalb’s leadership as part of our new management team,” said Mark Cohen, Executive Chairman of Celsus Therapeutics. “His broad investment experience in both private and public healthcare companies, as well as his strategic vision and focus, will drive real value for our investors by rapidly advancing our pipeline to late stage clinical development and potential partnering opportunities. Furthermore, the recent appointment of Alan Harris MD, PhD as Chief Medical Officer creates a team with decades of pharmaceutical drug development and clinical experience in the fields of respiratory and allergic diseases, endocrinology, and gastroenterology from some of the world’s leading pharmaceutical companies and universities.”

The corporate name change will be presented to the Company’s shareholders at its Annual General Meeting of Shareholders to be held in June 2013, but has been approved by the Company’s Board of Directors.

ABOUT CELSUS THERAPEUTICS Plc

Celsus Therapeutics, Plc is an emerging growth biopharmaceutical company focused on the development of novel, first-in-class, non-steroidal, anti-inflammatory pharmaceuticals termed multi-functional anti-inflammatory drugs. This class of drugs targets the soluble phospholipase A2 (sPLA2) enzyme family, a sought-after anti-inflammatory drug target. Celsus Therapeutics is determined to become a pivotal player in the anti-inflammatory drug market by developing and commercializing novel drugs for allergy, respiratory, dermatology, ophthalmological, pulmonary, and gastro-intestinal inflammatory diseases. Celsus Therapeutics’ two lead drugs (MRX4 in allergic rhinitis and MRX6 in dermatitis) have each completed Phase IIa trials. For more information, please visit: www.celsustherapeutics.com

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” “hope,” “look forward” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Company Contact

Celsus Therapeutics Plc

Gur Roshwalb, MD

Chief Executive Officer

gr@celsustx.com

Investor Relations

Michael Rice

LifeSci Advisors, LLC
mrice@lifesciadvisors.com

(646) 597-6979